SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

                               Counsel Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    22226R102
                                 (CUSIP Number)

                      Michael Katz, Esq., 2 American Lane
             Greenwich, Connecticut 06836-2571, Tel: (203) 862-8000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                September 9, 2003
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Paloma International L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  7,126,320

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  7,126,320

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  7,126,320

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.6%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Amaranth L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  9,599,280

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  9,599,280

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  9,599,280

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  19.7%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  S. Donald Sussman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  7,126,320

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  7,126,320

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  7,126,320

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.6%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  9,599,280

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  9,599,280

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  9,599,280

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  19.7%

14.      TYPE OF REPORTING PERSON*
                  IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

     This statement relates to the common shares, without par value ("Common Stock") of Counsel Corporation (the "Issuer"). The Issuer's principal executive office is located at Exchange Towers, Suite 1300, 130 King Street West, Toronto, Ontario M5X 1E3.

ITEM 2.  Identity and Background.

     (a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

     - Paloma International L.P., a Delaware limited partnership ("Paloma International"). Paloma International holds the shares of Common Stock beneficially owned by it through its subsidiary, Sunrise Partners Limited
Partnership, a Delaware limited partnership ("Sunrise"). Paloma GP LLC, a Delaware limited liability company ("Paloma GP") is the general partner of Paloma International.

     - Amaranth L.L.C., a Delaware limited liability company ("Amaranth"). Amaranth Advisors L.L.C., a Delaware limited partnership, is the managing member of Amaranth. Amaranth Advisors (Canada) ULC, a Nova Scotia unlimited liability company ("Amaranth Advisors (Canada)"), provides investment management services to Amaranth with respect to the shares of Common Stock owned by Amaranth. Amaranth holds the shares of Common Stock beneficially owned by it.

     - S. Donald Sussman, an individual and a citizen of the United States ("Sussman"). Mr. Sussman may be deemed to beneficially own the shares of Common Stock held by Paloma International as a result of being a managing member of Paloma GP.

     - Nicholas M. Maounis, an individual and a citizen of the United States ("Maounis"). Maounis may be deemed to beneficially own the shares of Common Stock held by Amaranth as a result of being the managing member of Amaranth Advisors L.L.C.

     The business address of Paloma International and Paloma GP is 2 American Lane, Greenwich, Connecticut 06836-2571. The business address of Mr. Sussman is 6100 Red Hook Quarter, 18B, Suites C, 1-6, St. Thomas, USVI 00802.

     The business address of Amaranth, Amaranth Advisors L.L.C. and Mr. Maounis is One American Lane, Greenwich, Connecticut 06831.

     The business address of Amaranth Advisors (Canada) is Canada Trust Tower, BCE Place, Suite 3160, PO Box 216, 161 Bay Street, Toronto, Ontario M5J 2S1.

     The principal business of Paloma International is that of a private investment fund engaged in the purchase and sale of securities for its own account.

     The principal business of Paloma GP is serving as the general partner of Paloma International.

     Mr. Sussman's principal occupation is serving as a managing member of Paloma GP and other private investment advisers.

     The principal business of Amaranth is that of a private investment fund engaged in the purchase and sale of securities for its own account.

     The principal business of Amaranth Advisors L.L.C. is serving as the managing member of Amaranth.

     The  principal   business  of  Amaranth   Advisors  (Canada)  is  providing
investment management services.

     The principal business of Mr. Maounis is serving as the managing member of Amaranth Advisors L.L.C.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by Paloma International in making its purchases of the shares of Common Stock beneficially owned by the Reporting Persons are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $7,499,275.40

     The source and amount of funds used by Amaranth in making its purchases of the shares of Common Stock beneficially owned by the Reporting Persons are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $8,521,747.21

ITEM 4.  Purpose of Transaction.

     The Issuer has issued 6% Convertible Unsecured Subordinated Debentures Due October 31, 2003 (the "Debentures") which are convertible into shares of Common Stock. The Reporting Persons beneficially own their shares of Common Stock through their ownership of Debentures. Paloma International (through its subsidiary, Sunrise) and Amaranth acquired the Debentures beneficially owned by them in the ordinary course of purchasing and selling securities for their own respective accounts. Depending upon market conditions and other factors that they may deem material, the Reporting Persons may purchase additional Debentures, shares of Common Stock or other related securities or may dispose of all or a portion of the Debentures, shares of Common Stock or other related securities that they now beneficially own or may hereafter acquire.

     The Reporting Persons have been informed that the Issuer intends to satisfy its obligation to pay the aggregate principal amount payable to the holders of the Debentures on October 31, 2003 by electing to use a right under the trust indenture governing the Debentures to pay the Debentures in Common Stock (the "Issuer Payment Election").

     The Issuer has indicated that it would satisfy its obligation to pay the principal amount of the Debentures at maturity by delivering 690 shares of Common Stock for each US$1,000 principal amount of Debentures.

     The information disclosed above with respect to the Issuer Payment Election was provided to the Reporting Persons through a press release by the Issuer on September 9, 2003, the date used by the Reporting Persons as the Event Date of this filing. However, the Reporting Persons use of this September 9, 2003 Event Date is without prejudice, since the Reporting Persons do not yet have all of the facts with respect to the Issuer's compliance with the conditions to make the above mentioned payment election.

ITEM 5.  Interest in Securities of the Issuer.

     (a)      The Reporting Persons beneficially own:

        (i) Collectively, the Reporting Persons beneficially own $24,240,000 principal amount of the Debentures. The Issuer has elected to repay these Debentures at maturity by issuing to the Reporting Persons 16,725,600 shares of Common Stock, which represent 34.4% of all of the outstanding shares of Common Stock.

        (ii) Paloma International beneficially owns $10,328,000 principal amount of Debentures. The Issuer has elected to repay these Debentures by issuing to Paloma International 7,126,320 shares of Common Stock, which represent 14.6% of all of the outstanding shares of Common Stock.

     Mr. Sussman may be deemed to beneficially own the shares of Common Stock held by Paloma International as a result of being a managing member of Paloma GP.

        (iii) Amaranth beneficially owns $13,912,000 principal amount of Debentures, which the Issuer has elected to exchange at maturity for 9,599,280 shares of Common Stock. The 9,599,280 shares of Common Stock beneficially owned by Amaranth represent 19.7% of all of the outstanding shares of Common Stock.

     Maounis may be deemed to beneficially own the shares of Common Stock held by Amaranth as a result of being the managing member of Amaranth Advisors L.L.C.

     The percentage ownership was determined after giving effect to the Issuer's election to exchange the shares of Common Stock for all outstanding Debentures (reported to be $40,861,000 in principal amount) at the exchange ratio of 690 shares per $1,000 principal amount of Debentures.

     (b) Mr. Sussman has shared power with Paloma to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Paloma.

     Mr. Maounis has shared power with Amaranth to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Amaranth.

     (c) The following transactions were effected by Paloma International during the past sixty (60) days:

                        Shares of Common
                        Stock or              Approx. Price per
                        Principal Amount      Share or Debenture
                        Of Debentures         (excl. of
Trade Date Security     Bought/(Sold)         commissions)
09/04/03   Common         (18,300)            $1.96  CAN
09/05/03   Common        (427,400)            $1.32  CAN
09/09/03   Common        (219,400)            $1.15  CAN
09/10/03   Common          45,900             $1.41  CAN
09/10/03   Common          40,100             $1.40  CAN
09/10/03   Debentures  $1,900,000            $75.33  US
09/10/03   Debentures  $   44,000            $75.25  US


     The following  transactions were effected by Amaranth during the past sixty
(60) days:

                         Shares of Common
                         Stock or           Approx. Price per
                         Principal Amount   Share or Debenture
                         Of Debentures      (excl. of
Trade Date Security      Bought/(Sold)      commissions)
09/04/03   Debentures    $204,000            $66.00  US
09/04/03*  Common          (8,300)            $1.39  US
09/04/03*  Common          (6,000)            $1.44  US
09/04/03   Common         (73,400)            $1.96  CAN
09/05/03   Common        (641,300)            $1.32  CAN
09/08/03   Debentures      $7,000            $60.00  US
09/08/03   Common      (1,156,200)            $1.17  CAN
09/09/03   Common        (882,000)            $1.15  CAN
09/09/03   Common         169,000             $1.33  CAN
09/10/03   Debentures    $837,000            $75.12  US
09/10/03   Debentures    $177,000            $75.25  US
09/10/03   Common         183,700             $1.41  CAN
09/10/03   Common         160,500             $1.40  CAN
09/11/03*  Common          14,300             $1.11  US
09/11/03   Common          66,500             $1.49  CAN
09/11/03   Common          (3,600)            $1.53  CAN
09/11/03   Common           8,000             $1.46  CAN
09/12/03   Common         (62,500)            $1.52  CAN

     Except as stated below, the above transactions were effected by the Reporting Persons on the Toronto Stock Exchange. An asterisk by a transaction indicates a trade effected by the Reporting Persons on the Nasdaq Small Market System.

     (d)      Not applicable.

     (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  September 18, 2003


                  PALOMA INTERNATIONAL L.P.
                  By: Paloma GP LLC, as General Partner


                           By: /s/ Michael J. Berner
                               ---------------------
                                  Michael J. Berner
                                  Vice President



                  /s/ S. Donald Sussman
                  ---------------------
                    S. Donald Sussman


                  AMARANTH L.L.C.
                           By: Amaranth Advisors L.L.C.,
                                    as Managing Member


                                    By: /s/ Nicholas M. Maounis
                                        -----------------------
                                          Nicholas M. Maounis
                                          President



                /s/ Nicholas M. Maounis
                -----------------------
                  Nicholas M. Maounis

EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Counsel Corporation dated September 18, 2003, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  September 18, 2003


                  PALOMA INTERNATIONAL L.P.
                  By: Paloma GP LLC, as General Partner


                           By: /s/ Michael J. Berner
                               ---------------------
                                 Michael J. Berner
                                 Vice President



                  /s/ S. Donald Sussman
                  ---------------------
                    S. Donald Sussman


                  AMARANTH L.L.C.
                           By: Amaranth Advisors L.L.C.,
                                    as Managing Member


                                    By: /s/ Nicholas M. Maounis
                                        -----------------------
                                          Nicholas M. Maounis
                                          President



                /s/ Nicholas M. Maounis
                -----------------------
                  Nicholas M. Maounis